SECURITIES AND EXCHANGE COMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                                    13d-2(a)

                       China Yuchai International Limited
                       ----------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   G210821050
                                 --------------
                                 (CUSIP Number)

                            Charles F. Niemeth, Esq.
                              O'Melveny & Myers LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 3, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G210821050                   13D                    PAGE 2 of 17 PAGES


--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION
         NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         COOMBER INVESTMENTS LIMITED
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
         (SEE INSTRUCTIONS)                                            (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       [X]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH:
--------------------------------------------------------------------------------
         7.       SOLE VOTING POWER

                  -0-
--------------------------------------------------------------------------------
         8.       SHARED VOTING POWER

                  8,601,550
--------------------------------------------------------------------------------
         9        SOLE DISPOSITIVE POWER

                  -0-
--------------------------------------------------------------------------------
         10       SHARED DISPOSITIVE POWER

                  8,601,550
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  8,601,550
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                         [ ]
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  24.3%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO
--------------------------------------------------------------------------------

CUSIP NO. G210821050                   13D                    PAGE 3 of 17 PAGES


--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION
         NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         GOLDMAN INDUSTRIAL LTD.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
         (SEE INSTRUCTIONS)                                            (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       [X]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH:
--------------------------------------------------------------------------------
         7.       SOLE VOTING POWER

                  -0-
--------------------------------------------------------------------------------
         8.       SHARED VOTING POWER

                  8,601,550
--------------------------------------------------------------------------------
         9        SOLE DISPOSITIVE POWER

                  -0-
--------------------------------------------------------------------------------
         10       SHARED DISPOSITIVE POWER

                  8,601,550
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  8,601,550
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                         [ ]
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  24.3%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO
--------------------------------------------------------------------------------

CUSIP NO. G210821050                   13D                    PAGE 4 of 17 PAGES


--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION
         NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         ZHONG LIN DEVELOPMENT COMPANY LIMITED
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
         (SEE INSTRUCTIONS)                                            (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       [X]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         HONG KONG
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH:
--------------------------------------------------------------------------------
         7.       SOLE VOTING POWER

                  -0-
--------------------------------------------------------------------------------
         8.       SHARED VOTING POWER

                  8,601,550
--------------------------------------------------------------------------------
         9        SOLE DISPOSITIVE POWER

                  -0-
--------------------------------------------------------------------------------
         10       SHARED DISPOSITIVE POWER

                  8,601,550
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  8,601,550
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                         [ ]
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  24.3%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO
--------------------------------------------------------------------------------

CUSIP NO. G210821050                   13D                    PAGE 5 of 17 PAGES


--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION
         NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         GUANGXI YUCHAI MACHINERY STATE HOLDING COMPANY
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
         (SEE INSTRUCTIONS)                                            (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         CHINA
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH:
--------------------------------------------------------------------------------
         7.       SOLE VOTING POWER

                  -0-
--------------------------------------------------------------------------------
         8.       SHARED VOTING POWER

                  8,601,550
--------------------------------------------------------------------------------
         9        SOLE DISPOSITIVE POWER

                  -0-
--------------------------------------------------------------------------------
         10       SHARED DISPOSITIVE POWER

                  8,601,550
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  8,601,550
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                         [ ]
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  24.3%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO
--------------------------------------------------------------------------------

CUSIP NO. G210821050                   13D                    PAGE 6 of 17 PAGES


--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION
         NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         QIN XIAOCONG
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
         (SEE INSTRUCTIONS)                                            (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         CHINA
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH:
--------------------------------------------------------------------------------
         7.       SOLE VOTING POWER

                  -0-
--------------------------------------------------------------------------------
         8.       SHARED VOTING POWER

                  8,601,550
--------------------------------------------------------------------------------
         9        SOLE DISPOSITIVE POWER

                  -0-
--------------------------------------------------------------------------------
         10       SHARED DISPOSITIVE POWER

                  8,601,550
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  8,601,550
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                         [ ]
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  24.3%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------

CUSIP NO. G210821050                   13D                    PAGE 7 of 17 PAGES


--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION
         NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         ZHU GUOXIN
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
         (SEE INSTRUCTIONS)                                            (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         CHINA
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH:
--------------------------------------------------------------------------------
         7.       SOLE VOTING POWER

                  -0-
--------------------------------------------------------------------------------
         8.       SHARED VOTING POWER

                  8,601,550
--------------------------------------------------------------------------------
         9        SOLE DISPOSITIVE POWER

                  -0-
--------------------------------------------------------------------------------
         10       SHARED DISPOSITIVE POWER

                  8,601,550
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  8,601,550
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                         [ ]
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  24.3%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------

CUSIP NO. G210821050                   13D                    PAGE 8 of 17 PAGES


--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION
         NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         YUAN XUCHENG
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
         (SEE INSTRUCTIONS)                                            (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         CHINA
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH:
--------------------------------------------------------------------------------
         7.       SOLE VOTING POWER

                  -0-
--------------------------------------------------------------------------------
         8.       SHARED VOTING POWER

                  8,601,550
--------------------------------------------------------------------------------
         9        SOLE DISPOSITIVE POWER

                  -0-
--------------------------------------------------------------------------------
         10       SHARED DISPOSITIVE POWER

                  8,601,550
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  8,601,550
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                         [ ]
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  24.3%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------

         The Statement on Schedule 13D dated November 13, 2002 filed by Goldman Industrial Ltd. ("Goldman") and Coomber Investment Limited ("Coomber") with the United States Securities and Exchange Commission (the "Commission") on December 16, 2002, as amended by Schedule 13D (Amendment No. 1) filed with the Commission on June 23, 2003 by Goldman, Coomber, Zhong Lin Development Company Limited ("Zhong Lin"), Guangxi Yuchai Machinery State Holding Company ("Guangxi Holding"), Qin Xiaocong, Zhu Guoxin and Yuan Xucheng (collectively, the "Reporting Persons") is hereby amended with respect to the items set forth below. Capitalized terms used without definition in this Schedule 13D (Amendment No. 2) have the meanings set forth in the Reporting Persons' Schedule 13D (Amendment No. 1).

Item 2.           Identity and Background

         The information appearing in this Item under the caption "Certain Proceedings--Proceedings in the United States District Court for the Southern District of New York" is hereby amended by the addition of the following information:

         The hearing on CYI's motion for a preliminary injunction against Coomber, Goldman, Zhong Lin and Wang Jianming was held on July 2, 2003. At the hearing, the court denied CYI's motion and dissolved the May 19, 2003 temporary restraining order ("TRO") that had enjoined Coomber, Goldman, Zhong Lin, and Wang Jianming from acquiring additional CYI shares and from controlling CYI or making material changes to CYI's business or corporate structure. The court entered a written order dissolving the TRO on July 3, 2003. As of the date of this filing, CYI's civil action against Coomber, Goldman, Zhong Lin and Wang Jianming otherwise remains pending.

         The information appearing in this Item under the caption "Certain Proceedings-- Arbitration Proceedings in Singapore" is hereby amended by the addition of the following information:

         On July 7, 2003, Respondent Wang Jian Ming filed a Reply with the International Court of Arbitration to CYI's Request for Arbitration based on an Employment Agreement between CYI and Wang effective as of November 1, 2001. Wang noted that many of CYI's claims were moot based on written agreements previously entered into by the parties. Other claims were more properly the subject of the pending arbitration in London before a panel appointed by the London Court of International Arbitration. This includes most notably CYI's claim for unpaid dividends declared by Yuchai in August 2002. The remaining claims primarily arise out of conflicting contractual and fiduciary obligations that CYI has created for Wang by appointing him to positions with two different corporations (CYI and Yuchai) under different applicable laws (New York and Chinese, respectively). Wang Jian Ming has brought a counterclaim against CYI for RMB 21,997,811 (approximately US$2.65 million) representing the amount of Wang's accumulated bonuses over the past seven years, which were expressly agreed to by CYI.

Item 4.           Purpose of Transaction

         The information appearing in this Item under the caption "Certain Proceedings--Proceedings in the United States District Court for the Southern District of New York" is hereby amended by the addition of the following information:

         The temporary restraining order prohibiting the Reporting Persons from increasing their beneficial ownership of CYI shares was dissolved on July 3, 2003. The Reporting Persons continue to believe that the arrangements by which CYI controls GYMCL through its majority ownership of GYMCL and the CYI Special Share are unlawful under Chinese law, and are presently considering whether to acquire additional CYI Common Stock and/or to pursue any of the other possible actions described in
         Item 4 of Schedule 13D (Amendment No. 1).

         The information appearing in this Item under the caption "Current Disputes Between GYMCL and the Company " is hereby amended by the addition of the following information:

         Subsequent to GYMCL's delivery of the Yulin City Government orders to CYI and HLA, GYMCL invited CYI and HLA to a meeting in Yulin City to be held June 30 and July 1 to discuss those orders. After additional correspondence between the parties, a meeting has tentatively been scheduled for July 18, 2003.

         On July 7, 2003, Zhong Lin wrote to the members of the Board of Directors of CYI and requested that the CYI Board consider the following matters at its meeting scheduled for July 9, 2003:

              o that it would be in the best interest of the Company and its shareholders to consult with Yulin City government to consider how to bring GYMCL's ownership and control into compliance with Chinese law;

              o that, as CYI's second largest shareholder, and the successor to China Everbright as the only significant Chinese-controlled investor in CYI, Zhong Lin should be accorded two designees on the CYI Board - the same right that China Everbright enjoyed;

              o that Zhong Lin believes that officers and directors of the Company have been aware for many years of the dispute whether ownership and control of the Company comply with Chinese law, and that the Company's contrary statement in its recent filing with the SEC, stating that the ownership structure had been unchallenged for almost nine years, could seriously damage the interests of the Company and its shareholders; and

              o that the interests of the Company and its shareholders would be better served by termination of the arbitration proceedings in London between the Company, GYMCL and Wang Jian Ming and the arbitration proceedings in Singapore between the Company and Wang Jian Ming. Zhong Lin's letter also stated that because these proceedings, as well as in the TRO proceedings brought by the Company in New York and now terminated, serve the interests of HLA, rather than the Company, all fees should be paid by HLA rather than the Company.


Item 7.           Material to be Filed as Exhibits

         Exhibit                Document
         -------                --------

            19 (d) Letters dated June 23, 2003 and June 26, 2003 from Guangxi Yuchai Machinery Company Limited to Hong Leong Asia Ltd. requesting attendance at a meeting in Yulin City to discuss Yulin City Government orders

                           (e) Letter dated July 7, 2003 from Zhong Lin to the Directors of China Yuchai International Limited requesting the Directors to consider certain matters.

                                   SIGNATURES

         After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated: July 9, 2003

                                       COOMBER INVESTMENTS LIMITED


                                       By: /s/ QIN XIAOCONG
                                           -------------------------------------
                                       Name:   Qin Xiaocong
                                       Title:  Director


                                       GOLDMAN INDUSTRIAL LTD.


                                       By: /s/ QIN XIAOCONG
                                           -------------------------------------
                                       Name:   Qin Xiaocong
                                       Title:  Director


                                       ZHONG LIN DEVELOPMENT COMPANY LIMITED


                                       By: /s/ QIN XIAOCONG
                                           -------------------------------------
                                       Name:   Qin Xiaocong
                                       Title:  Director


                                       GUANGXI YUCHAI MACHINERY STATE HOLDING
                                       COMPANY


                                       By: /s/ WANG JIANMING
                                           -------------------------------------
                                       Name:   Wang Jianming
                                       Title:  Chairman

                                           /s/ QIN XIAOCONG
                                       -----------------------------------------
                                           Qin Xiaocong

                                           /s/ ZHU GUOXIN
                                       -----------------------------------------
                                           Zhu Guoxin

                                           /s/ YUAN XUCHENG
                                       -----------------------------------------
                                           Yuan Xucheng

                                                                   Exhibit 19(d)


                    Guangxi Yuchai Machinery Company Limited
                           168 Tianqiao Road, Yulin 1
                                537005 P.R. China




Hong Leong Asia Ltd.


                                                                    23 June 2003

Dear Messrs,

Yulin City Government has issued Opinions of the People's Government of Yulin City Government on Redressing Irregularities regarding the Equity Transfer by the Shareholders of Guangxi Yuchai Machinery Co., Ltd. and Related Issues, on 10 June, 2003, which requests the company to inform all its shareholders to discuss and prepare a schedule with respect to the correcting and regulating of equity transfer.

Pursuant to the authorization of the said Opinions, the company decides to convene, on 30 June and 1 July 2003, a conference to discuss and prepare the schedule with respect to the correcting and regulating of equity transfer. Your authorized representative are expected to attend the discussion conference as per the following agenda:

Date:             9:00 am, 30 June 2003 ~ 5:00 pm, 1 July 2003/6/23
Venue:            The Conference Room, 6 Floor, The Company Office Building
Subject:          Schedule with respect to the correcting and regulating of
                  equity transfer

Please ensure your representative will be attending the conference in time.

If you have any further query, please contact Mr. Cooper Su, the Company Secretary at Fax: 86-775 3288001, Tel: 86-775-3288 228.

Regards



Guangxi Yuchai Machinery Company Limited

                    Guangxi Yuchai Machinery Company Limited
                           168 Tianqiao Road, Yulin 1
                                537005 P.R. China




Hong Leong Asia Limited


                                                                    26 June 2003

Dear Messrs,

Your letter of 25 June, 2003 proposing a telephone meeting to replace the discussion conference for specific subject to be convened during 30 June - 1 July, 2003 in Yulin Guangxi was received.

Pursuant the directive and authorization of Yulin City Government, we decided to convene this discussion conference. Actually, this is the third time the relevant parties try arrange a meeting with you. Owing to this, we hereby emphasize that to maintain the solemnity the government authorization and to resolve ongoing issue promptly, the date and venue of the discussion conference to be held during 30 June - 1 July, 2003 would not changed, please have your representative to attend the meeting in time.

Regards



Guangxi Yuchai Machinery Company Ltd.

                                                                   Exhibit 19(e)


                      ZHONG LIN DEVELOPMENT COMPANY LIMITED
        FLAT E,21/F., KA ON BUILDING, 8-14 CONNAUGHT ROAD WEST, HONG KONG
           TEL:2850 4393 FAX:2541 8933 E-MAIL:zhonglin@natvigator.com



July 7, 2003


To:  Directors of China Yuchai International Limited
         (See attached list)

                  Re:      Directors' Meeting of 9 July 2003
                           ---------------------------------

Gentlemen:

         Coomber Investments Limited ("Coomber") is the owner of record of approximately 24.3% of the outstanding common shares of China Yuchai International Limited (the "Company"). As the Directors are aware: Goldman Industrial Limited ("Goldman") purchased Coomber from China Everbright Holdings Company Limited ("Everbright") in September 2002; Goldman is beneficially owned and controlled by Zhong Lin Development Company Limited ("Zhong Lin"); and Zhong Lin is beneficially owned and controlled by the Yulin City Municipal Government, Guangxi Zhuang Autonomous Region, China (the "Yulin government").

         Zhong Lin is advised that the Board of Directors of the Company intends to hold a meeting in Hong Kong on Wednesday, July 9, 2003. Zhong Lin respectfully requests that the following issues be placed before the Board at that meeting:

         1. The Yulin Government advised the Company on June 15, 2003 that the share ownership and control structure by which the Company and, through the Company, Hong Leong Asia Ltd. ("HLA") controls Guangxi Yuchai Machinery Company Limited "(Yuchai") is in violation of Chinese law. The Yulin Government has directed Yuchai to remedy those violations in this respect:

         (a) It is in the best interests of the Company and its shareholders to consult immediately with Yuchai and with Yulin City officials to determine how to bring Yuchai's ownership and control into line with Chinese law. Failure to do so can only damage the Company and its shareholders. Under these circumstances, we do not understand why Company officials have refused three times in the last month invitations to travel to Yulin - the site of the Company's only operational investment - to discuss these issues. We propose, therefore, that the Board immediately appoint a committee to consult with Yuchai and the Yulin Government with a view to resolving these issues as soon as possible.

         (b) Zhong Lin believes that officers and directors of the Company have been aware for many years that the conformity with Chinese law of the Company's ownership and control of Yuchai has been in dispute.

         Under these circumstances, Zhong Lin does not understand how the Company could represent to the United States Securities and Exchange Commission (Form 6-K, dated June 26, 2003) that, until the Yulin Government's June 15, 2003 notice, "Yuchai's current ownership structure had been unchallenged since it was established almost nine years ago." Such false representations to United States regulatory authorities may seriously damage the interests of the Company and its shareholders.

         2. Zhong Lin is now the second largest beneficial owner of shares in the Company and has, in effect, replaced Everbright as the only significant Chinese-controlled investor in the Company. All of the Company's operational assets are in China. From at least December 1994 until last September, Everbright was consistently accorded the right to nominate two of the Company's Directors. Zhong Lin submits that it would be both appropriate and in the best interests of the Company to accord Zhong Lin the same right.

         3. The Company has brought litigation in the United States District Court for the Southern District of New York, arbitration in London under the Rules of the London Court of International Arbitration, and arbitration in Singapore under the Rules of the International Chamber of Commerce against, variously, Goldman, Zhong Lin, Yuchai, and related individuals. In this respect:

         (a) Zhong Lin submits that this litigation and arbitration is intended primarily to serve the interests of one Company shareholder, HLA, and not the Company and its other shareholders. Even the London arbitration, in which the Company, through its subsidiaries, seeks an award in the amount of the subsidiaries' pro rata share of an August 2002 dividend declared by Yuchai, serves no useful purpose. We are advised that Yuchai does not dispute its liability for the amount of the dividend but only its current ability to pay the dividend in light of the violations of Chinese law in the ownership and control structure of Yuchai. The arbitration is unlikely to resolve that issue promptly or satisfactorily. Zhong Lin submits that the interests of the Company and its shareholders would be better served by dropping the litigation and arbitrations and curing the violations of Chinese law.

         (b) Since, in any event, the litigation and arbitrations serve the interest of HLA and not the Company and its other shareholders, Zhong Lin submits that all legal fees and other costs of the litigation and arbitration should be borne by HLA and not the Company. The payment of any such fees by the Company is an unjustified dissipation of Company assets and a violation of the Directors' fiduciary duties to the Company's other shareholders.

         Zhong Lin notes that, since the interests of HLA conflict with the interests of the Company and the Company's other shareholders, any Directors appointed or controlled by HLA should excuse themselves from discussion or voting upon any of the foregoing or related matters.

                                       Very truly yours,



                                       /s/ QIN XIAO CONG
                                       ----------------------------
                                       Qin Xiao Cong
                                       Director and General Manager

Directors of China Yuchai International Limited
-----------------------------------------------


Name                           Company                                Fax No.
----                           -------                                -------

Wrixon Frank Gasteen
President                      Hong Leong Asia Ltd.                   65-6222-0087

Gao Jia Lin
Vice President                 As above                               65-6226-0502

Kwek Leng Peck
Director                       As above                               65-6227-5002

Wong Hong Ren
Director                       Hong Leong Management Services         65-6438-4072

Gan Khai Choon
Director                       Hong Leong International (HK) Ltd.     852-2827-5517

Paul Wolansky
Director                       New China Management Corp.             1-203-862-8889

Wang Jianming
Director                       Guangxi Yuchai Machinery Co. Ltd.      86-775-238-8001

Ira Stuart Outerbridge III
Company Secretary              Codan Services Limited (Bermuda)       1-441-298-7800